                                                      FILED PURSUANT TO RULE 433
                                                     REGISTRATION NO. 333-131598
                                                                OCTOBER 13, 2006

                              BROADCAST TRANSCRIPT

Date      October 12, 2006
Time      01:00 PM - 02:00 PM
Station   www.thestreet.com
Location  Network
Program   TheStreet.com

          SIMON CONSTABLE, anchor:

          Hi, you're watching TheStreet.com TV. I'm Simon Constable and I write for thestreet.com.

          Today, I'm joined by George Milling-Stanley; he's manager of investment and market intelligence at the World Gold Council.

          Welcome, George.

          Mr. GEORGE MILLING-STANLEY (World Gold Council): Thank you for
          inviting me.

          CONSTABLE: I understand this week that the Street tracks gold shares each year ETF symbol GLD is being co-listed in Singapore. Can you talk a little bit about that? I mean what other plans do you have? Is this part of an ongoing plan to get it listed everywhere?

          Mr. STANLEY: Well, part of the mandate is to make these securities or securities like GLD available to investors all over the world, as many jurisdictions as we can. In some cases--in Australia, for example, where we've listed in the UK--we've had to do slightly different vehicles because of differences in the regulatory background that we're working with, so regulatory jurisdictions are different.

          But in this particular case, it was a simple cross-listing, just as we did with GLD in Mexico a month or two ago. The basic mandate that we've been given by the mining industry that pays our way at the World
          Gold Council is to make these available as widely as we can to investors around the world, so we are working with regulators in a number of countries.

          CONSTABLE: Now, does that involve you having to put gold in vaults in
          Singapore or in Mexico or anything, or does it all still need to be in
          London?

          Mr. STANLEY: Oh yeah, all the gold backing--all of the securities that we have set up is actually in London. There is one that we encouraged--a South African investment bank, ABSA, to set up the listing on Johannesburg. That gold is actually stored at the Rand
          Refinery, just on the outskirts of Johannesburg.

          CONSTABLE: OK.

          Mr. STANLEY: Otherwise, it's all in London.

          CONSTABLE: And that gets to another question I get frequently: is the gold actually there? I mean quite a lot of gold market investors are risk averse, and the question keeps coming up to me is--well, is the gold in the vaults? So George, I understand you've been there. Is the gold there?

          Mr. STANLEY: Oh, I've been there. I've smelled it. I've touched it and dusted it off. It's part of the due diligence process that some of our executives go there several times a year. I was there last, I think, in August or September at the vault in London and it was at a time when the inspector at the organization that actually monitors this on our behalf was doing the regular biennial exam--biannual--

          CONSTABLE: And that's where they count the gold?

          Mr. STANLEY: They count the various bars.

          CONSTABLE: They weigh them.

          Mr. STANLEY: Yeah, they weigh them. They check the appearance. They make sure they're all proper good delivery.

          CONSTABLE: So nothing to worry about there on that front?

          Mr. STANLEY: Nothing to worry--but there will always be investors who want their own gold in their own hands. GLD is not the vehicle for them.

          CONSTABLE: OK. Now, one of the things that I was told all summer long was wait till the fall. We're going to see gold go up. There's a seasonal buying demand from India for jewelry for the wedding season.
          And I waited and I waited and I waited, two months into the wedding season. It's almost over. What gives? Why didn't it go up?

          Mr. STANLEY: Well, it doesn't feel like fall out there today, actually. To me, Simon, it still feels like the end of summer.

          CONSTABLE:  OK.

          Mr. STANLEY: I think that a number of commentators were a little premature in their timing as to when we start to see typically the regular season bounce in the gold price. My view is always that somewhere towards the end of October and that's when we have Diwali, the Indian Festival of Lights.

          CONSTABLE: So within the next two weeks--

          Mr. STANLEY: So within the next few weeks I think that we would expect to see physical demand pick up and typically there is often an impact on the price. We're approaching the six months of the strongest period for demand, and typically that does pick up the price.

          CONSTABLE: So sit tight and hold on for that.

          Mr. STANLEY: Absolutely.

          CONSTABLE: The other thing I want to ask you about is when North Korea tested their nuclear bomb, that really didn't move the market much at all and that was surprising to me. When I heard that on the news, I expected prices to really start racing. It didn't. Why not?

          Mr. STANLEY: Now, a lot of people shared the same sort of thing,
          Simon. I'm glad you've given me the chance to talk about that.
          Basically, I think that gold responds--the gold price responds to political problems when they have very clear inflationary
          expectations, and particularly for the US, but for the industrialized as a whole.

          CONSTABLE: So US, Europe, Japan.

          Mr. STANLEY: Yeah. So for example, if it's in the Middle East, if it's likely to hurt--to have an impact on oil prices, as most of the recent geopolitical tension has been, that's why the week that we got the improvement in the gold price. But North Korea--the other thing, I guess, is we had a very high background level of geopolitical tension, anyway. This is just--oh gosh, it's just one more problem.

          CONSTABLE: So that's how it was viewed.

          Mr. STANLEY: Yes, sir.

          CONSTABLE: That's interesting. Well, thank you very much, George, thanks for joining us.

          Mr. STANLEY: Thank you, Simon.

                                      # # #

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